UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,500

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-

14.	Type of Reporting Person (See Instructions) IN

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas (“Mr. Rowling” and, together with TRT Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, Amendment No. 3 filed on January 28, 2009, Amendment No. 4 filed on March 11, 2009, Amendment No. 5 filed on December 12, 2009, Amendment No. 6 filed on August 12, 2011, Amendment No. 7 filed on January 17, 2012, Amendment No. 8 filed on July 17, 2012, Amendment No. 9 filed on August 7, 2012 and Amendment No. 10 filed on August 13, 2012 (collectively, the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 11 to the Schedule 13D.  The Schedule 13D shall not be modified except as specifically provided herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 16, 2012, TRT Holdings sold 5,643,129 Common Shares (the “Secondary Offering”) to Deutsche Bank Securities Inc. (the “Underwriter”) at a price of $40.00 per share, less an underwriting discount of $1.00 (the “Offering Price”), pursuant to the Underwriting Agreement, dated as of August 13, 2012, by and among TRT Holdings, the Underwriter and the Issuer (the “Underwriting Agreement”).  Pursuant to the Underwriting Agreement, the Issuer reimbursed TRT Holdings for 50% of the underwriting discount in the Secondary Offering. The Underwriting Agreement was filed as an exhibit to Amendment No. 10 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)           After giving effect to the sale of the Common Shares in the Secondary Offering described in Item 4 above, TRT Holdings does not beneficially own any Common Shares (0% of the class outstanding)  and Mr. Rowling beneficially owns 4,500 Common Shares (approximately 0% of the class outstanding based upon 44,256,672 Common Shares outstanding as of August 10, 2012, according to the Issuer’s prospectus supplement filed with the SEC on August 15, 2012 with respect to the Secondary Offering).

(b)           Mr. Rowling has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the 4,500 Common Shares reported as beneficially owned by him in Item 5(a) above.

(c)           As described in Item 4 above, on August 16, 2012 TRT Holdings sold 5,643,129 Common Shares to the Underwriter at the Offering Price in the Secondary Offering.  Other than such sale, the Reporting Persons have not effected any transactions in the Common Shares since the Reporting Persons’ most recent filing on Schedule 13D.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Shares reported in Item 5(a).

(e)           After giving effect to the sale of the Common Shares in the Secondary Offering described in Item 4 above, on August 16, 2012 the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Shares.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 16, 2012

TRT Holdings, Inc.

	By:	/s/ James D. Caldwell
	Name:	James D. Caldwell
	Title:	President

/s/ Robert B. Rowling
Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).